UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey

                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION:* $43,954,350.00
                         AMOUNT OF FILING FEE: $3,555.91

================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

| |  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

              Amount Previously Paid:       $3,555.91

              Form or Registration No.:     5-54933

              Filing Party:                 Kalmia Investors, LLC

              Date Filed:                   July 24, 2003

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party  tender  offer  subject to Rule 14d-1

| |  Issuer  tender  offer subject  to Rule  13e-4

| |  Going-private  transaction  subject to Rule 13e-3

| |  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |
================================================================================

This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1 and Amendment No. 2 thereto and this Amendment No. 3 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on July 24, 2003, and relates to the offer by Kalmia
Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003, in respect of that Unit.

This Amendment No. 3 is filed to reflect the mailing to the Unitholders of a letter dated August 18, 2003. (See Exhibit (a)(1)-9 included herein).

The  information set forth in the Amended Offer to Purchase  (including  Exhibit
(a)(1)-1) is incorporated in this Schedule TO by reference, in answers to Items 1 through 11 of this Tender Offer Statement.

ITEM 12.          EXHIBITS.

   (a)(1)-1    Offer to Purchase,  dated July 24, 2003,  as amended on August 4,
               2003.*
   (a)(1)-2    Agreement of Sale.*
   (a)(1)-3    Cover  Letter,  dated  July  24,  2003,  from  the  Purchaser  to
               Unitholders.*
   (a)(1)-4    Summary Publication of Notice of Offer dated July 24, 2003.*
   (a)(1)-5    Press Release of the Purchaser, dated July 29, 2003*
   (a)(1)-6    Letter, dated July 29, 2003, from the Purchaser to Unitholders*
   (a)(1)-7    Supplement No. 1 to Offer To Purchase For Cash*
   (a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership*
   (a)(1)-9    Letter, dated August 18, 2003, from the Purchaser to Unitholders
   (a)   Not applicable.
   (a)   Not applicable.
   (a)   Not applicable.
   (a)   Not applicable.

--------------------------------------------------------------------------------
*Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              KALMIA INVESTORS, LLC

                               By: Smithtown Bay, LLC
                                   Its Manager

                               By: Global Capital Management, Inc.
                                   Its Manager

                               By: /s/ Michael J. Frey
                                   -------------------------------
                                   Name: Michael J. Frey
                                   Title: Chief Executive Officer

                               Dated: August 18, 2003

                               SMITHTOWN BAY, LLC


                               By: Global Capital Management, Inc.
                                   Its Manager


                               By: /s/ Michael J. Frey
                                   ------------------------------
                                   Name: Michael J. Frey
                                   Title: Chief Executive Officer

                               Dated: August 18, 2003

                              MERCED PARTNERS LIMITED PARTNERSHIP

                               By: /s/ Michael J. Frey
                                   -----------------------------
                                   Name: Michael J. Frey
                                   Title: Chief Executive Officer

                               Dated: August 18, 2003

                               GLOBAL CAPITAL MANAGEMENT, INC.


                               By: /s/ Michael J. Frey
                                   -----------------------------
                                   Name: Michael J. Frey
                                   Title: Chief Executive Officer

                               Dated: August 18, 2003

                               MICHAEL J. FREY

                               By: /s/ Michael J. Frey
                                   ----------------------------

                               Dated: August 18, 2003

                               JOHN D. BRANDENBORG

                               By: /s/ John D. Brandenborg
                                   ----------------------------

                               Dated: August 18, 2003

                                  EXHIBIT INDEX

Exhibit        Description                                                 Page
Number
-----------    ------------                                               ------

(a)(1)-1 Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003*
(a)(1)-2       Agreement of Sale*
(a)(1)-3       Cover Letter, dated July 24, 2003, from the Purchaser to
(a)(1)-4 Limited Partners* Summary Publication of Notice of Offer dated July 24, 2003*
(a)(1)-5       Press Release of the Purchaser, dated July 29, 2003*
(a)(1)-6 Letter, dated July 29, 2003, from the Purchaser to Unitholders*
(a)(1)-7       Supplement No. 1 to Offer To Purchase For Cash*
(a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003 of Merced Partners Limited Partnership*
(a)(1)-9 Letter, dated August 18, 2003, from the Purchaser to Unitholders
(b)            Not applicable.
(d)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.

---------------------------
*Previously filed.

21919.0001 #423578